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                  November 23, 2021

       Roberto Ardagna
       Chief Executive Officer
       Investindustrial Acquisition Corp.
       Suite 1, 3rd Floor, 11-12 St James's Square
       London SW1Y 4LB
       United Kingdom

                                                        Re: Investindustrial
Acquisition Corp.
                                                            Form 8-K filed on
November 22, 2021
                                                            File No. 001-39720

       Dear Mr. Ardagna:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                  Sincerely,


                  Division of Corporation Finance

                  Office of Real Estate & Construction